<u>TO ALL STOCK EXCHANGES</u>

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

November 01, 2022

Dear Sir / Madam,

Sub: Postal Ballot Notice – Disclosure under Regulation 30 of the Securities and Exchange Board of India (Listing Obligation and Disclosure Requirements) Regulations, 2015 ("SEBI LODR")

Further to the outcome of meeting of the Board of Directors of the Company dated October 13, 2022, we hereby enclose a copy of the postal ballot notice dated **October 28, 2022 ("Postal Ballot Notice")**.

In compliance with the provisions of the General Circular Nos. 14/2020 dated April, 8, 2020, 17/2020 dated April 13, 2020, 20/2020 dated May 5, 2020, 22/2020 dated June 15, 2020, 33/2020 dated September 28, 2020, 39/2020 dated December 31, 2020, 10/2021 dated June 23, 2021, 20/2021 dated December 8, 2021 and 3/2022 dated May 5, 2022, issued by the Ministry of Corporate Affairs, Government of India (the "**MCA Circulars**"), this Notice is being sent only through electronic mode to those members whose e-mail addresses are registered with the Company/Depositories and whose names are recorded in the Register of Members of the Company or in the Register of Beneficial Owners maintained by the Depositories as on **Friday, October 28, 2022 ("Cutoff date")**, seeking their approval as set out in the Postal Ballot Notice.

The Company has engaged the services of NSDL for the purpose of providing e-voting facility to all its members. The remote e-voting will commence from **Thursday, November 3, 2022 (9:00 a.m. IST)** and shall end on **Friday, December 2, 2022 (5:00 p.m. IST)**. The results of the postal ballot will be announced on or before **Sunday, December 4, 2022**.

In accordance with the provisions of the MCA Circulars, the Company has arranged for the Members to register their e-mail addresses. Therefore, those Members who have not yet registered their e-mail addresses are requested to register their e-mail addresses by following the procedure set out in the notes to the Postal Ballot Notice.

The above information will be made available on the website of the Company at www.infosys.com.

This is for your information and records.

Yours Sincerely,

For **Infosys Limited**

SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Digitally signed by SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Date: 2022.11.01 14:17:27 +05'30'

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys®
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Postal Ballot Notice

Pursuant to Section 110 of the Companies Act, 2013 read with Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014

Dear Member(s),

Notice is hereby given pursuant to the provisions of Section 110, and other applicable provisions of the Companies Act, 2013, as amended (the "Act"), read together with the Companies (Management and Administration) Rules, 2014, as amended (the "Management Rules"), General Circular Nos. 14/2020 dated April, 8, 2020, 17/2020 dated April 13, 2020, 20/2020 dated May 5, 2020, 22/2020 dated June 15, 2020, 33/2020 dated September 28, 2020, 39/2020 dated December 31, 2020, 10/2021 dated June 23, 2021, 20/2021 dated December 8, 2021 and 3/2022 dated May 5, 2022, issued by the Ministry of Corporate Affairs, Government of India (the "MCA Circulars"), Secretarial Standard on General Meetings issued by the Institute of Company Secretaries of India and any other applicable law, rules and regulations (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force), that the resolution appended below is proposed to be passed by the members of the Company (as on the Cut-off Date) ("Members"), through postal ballot (the "Postal Ballot") only by way of remote e-voting ("e-voting") process. An Explanatory Statement pertaining to the said resolution setting out the material facts and the reasons thereof form part of this Postal Ballot notice (the "Postal Ballot Notice").

In compliance with Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the "LODR Regulations") and pursuant to the provisions of Sections 108 and 110 of the Act read with the rules framed thereunder and the MCA Circulars, the manner of voting on the proposed resolution is restricted only to e-voting i.e., by casting votes electronically instead of submitting postal ballot forms. In compliance with the MCA Circulars, the postal ballot notice and instructions for e-voting are being sent only through electronic mode to those Members whose email addresses are registered with the Company / depository participant(s).

Introduction:

Buyback of Equity Shares of the Company:

The Board of Directors of the Company (the "Board"), at its meeting held on October 13, 2022, has, subject to the approval of the members of the Company, by way of a special resolution through Postal Ballot ("Special Resolution") and subject to such other approvals as may be necessary, and subject to such modifications and conditions, if any, as may be prescribed by the appropriate authorities, approved the proposal to buyback its own fully paid-up equity shares of face value of ₹ 5/- (Rupee Five) each ("Equity Shares") from the members of the Company (other than the Promoters, the Promoter Group and persons in control of the Company) for an amount aggregating up to ₹ 9,300 crore (Rupees Nine Thousand Three Hundred crore only) ("Maximum Buyback Size"), for a price not exceeding ₹ 1,850/- (Rupees One Thousand Eight Hundred and Fifty only) per Equity Share ("Maximum Buyback Price"), through the open market route through the Indian stock exchanges, in accordance with the provisions of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018 (as amended) ("Buyback Regulations") and the Companies Act, 2013 and the rules made thereunder ("Buyback").

American Depositary Share ("ADS") holders are permitted to convert their ADS into Equity Shares, and, subsequently, opt to sell such Equity Shares on the Indian stock exchanges during the Buyback period.

The Maximum Buyback Size is 14.84% and 13.31% of the aggregate of the total paid-up share capital and free reserves of the Company (on a standalone and consolidated basis, respectively), which is less than 15% of the aggregate of the total paid-up share capital and free reserves of the Company based on the audited interim condensed standalone and consolidated financial statements ("audited financial statements") as at September 30, 2022. The indicative maximum number of Equity Shares at the Maximum Buyback Price and the Maximum Buyback Size bought back would be 50,270,270 Equity Shares ("Maximum Buyback Shares"), comprising approximately 1.19% of the total paid-up equity share capital of the Company as of September 30, 2022 (on a standalone basis).

In accordance with the provisions of Sections 68 and 110 of the Act, read with Rule 22 of the Management Rules, and other applicable provisions of the Act and the rules made thereunder, and the Articles of Association of the Company, the Company is required to obtain the approval of its Members for the Buyback by way of a special resolution through Postal Ballot or at a general meeting by providing the facility to Members to vote by electronic means. Accordingly, the Company seeks your approval for the Buyback through this Postal Ballot Notice.

The Board has appointed Hemanth, Holla & Co., (Membership No. FCS 6347) (CP No. 6519) Practicing Company Secretaries, as the scrutinizer ("Scrutinizer") for conducting the Postal Ballot / e-voting process in a fair and transparent manner.

Members are requested to carefully read the instructions mentioned under the head 'Information and Instructions for e-voting' in this Postal Ballot Notice and record their assent ("FOR") or dissent ("AGAINST") on the proposed resolution through the e-voting process not later than 5.00 p.m (IST) on Friday, December 2, 2022.

The Company has engaged the services of National Securities Depository Limited ("NSDL") for facilitating e-voting to enable the Members to cast their votes electronically. In accordance with the MCA Circulars, the Company has made necessary arrangements with KFin Technologies Limited, Registrar and Share Transfer Agent ("RTA") to enable the Members to register their e-mail address. Those Members who have not yet registered their e-mail address are requested to register the same by following the procedure set out in this Postal Ballot Notice.

The Scrutinizer will submit his report to the chairman of the Company (the "Chairman") or any other person authorized by the Chairman, and the result of the voting by Postal Ballot will be announced not later than 48 hours from the conclusion of the e-voting. The result declared along with the Scrutinizer's report shall be communicated in the manner provided in this Postal Ballot Notice.

The last date of e-voting, i.e. December 2, 2022, shall be the date on which the resolution would be deemed to have been passed, if approved by the requisite majority.

Please note that in this Postal Ballot Notice, the Company has presented certain numerical information in 'crore'. One crore represents 10 million, i.e. 10,000,000. References to 'members' and 'shareholders' in this Postal Ballot Notice, are references to members and shareholders of the Company.

Resolution

Item no. 1 - Approval for the Buyback of Equity Shares of the Company

To consider and, if thought fit, to pass, the following resolution as a Special Resolution:

RESOLVED THAT in accordance with Article 14 of the Articles of Association of the Company and the provisions of Sections 68, 69 and 70 and 110 and all other applicable provisions, if any, of the Companies Act, 2013, as amended (the "Act"), the Companies (Share Capital and Debentures) Rules, 2014, as amended ("Share Capital Rules"), the Companies (Management and Administration) Rules, 2014, as amended ("Management Rules") and Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended ("LODR Regulations"), including any amendments, statutory modifications or re-enactments thereof, for the time being in force and in compliance with the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, as amended (the "Buyback Regulations"), subject to such other approvals, permissions and sanctions, as may be necessary, and subject to any modifications and conditions, if any, as may be prescribed by the appropriate authorities, which may be agreed to by the Board of Directors of the Company (hereinafter referred to as the "Board", which expression includes any committee duly constituted by the Board to exercise its powers, and/or the powers conferred by this resolution), and subject to such conditions and modifications as may be prescribed or imposed by such government, regulatory, statutory or appropriate authorities, the consent of the Members is hereby accorded for the buyback by the Company of its fully paid-up equity shares of face value of ₹ 5 (Rupee Five) each ("Equity Shares"), from the members of the Company (except promoters, promoter group and persons in control of the Company) at a price not exceeding ₹ 1,850/- (Rupees One Thousand Eight Hundred and Fifty only) per Equity Share ("Maximum Buyback Price") and such aggregate amount up to ₹ 9,300 crore (Rupees Nine Thousand Three Hundred crore only) ("Maximum Buyback Size"), representing 14.84% and 13.31% of the aggregate of the total paid-up share capital and free reserves of the Company based on the latest audited financial statements of the Company as at September 30, 2022 (on a standalone and consolidated basis, respectively) ("Buyback"). The Maximum Buyback Size does not include transaction costs, namely brokerage, filing fees, advisory fees, intermediaries' fees, public announcement publication expenses, printing and dispatch expenses, applicable taxes such as buyback tax, securities transaction tax, goods and services tax, stamp duty etc. and other incidental and related expenses ("Transaction Costs"). The Buyback period shall commence from the date of the passing of the special resolution until the last date on which the payment of consideration for the Equity Shares bought back by the Company is made ("Buyback Period"), in accordance with, and consonance, with the provisions contained in the Buyback Regulations, the Act, Share Capital Rules, the Management Rules and the LODR Regulations.

RESOLVED FURTHER THAT subject to the market price of the Equity Shares being equal to the Maximum Buyback Price, the indicative maximum number of Equity Shares bought back would be 50,270,270 Equity Shares ("Maximum Buyback Shares"), comprising approximately 1.19% of the total paid-up equity share capital of the Company as of September 30, 2022 (on a standalone basis). If the Equity Shares are bought back at a price below the Maximum Buyback Price, the number of Equity Shares bought back could exceed the Maximum Buyback Shares, but will always be subject to the Maximum Buyback Size. The Company shall utilise at least 50% of the amount earmarked as the Maximum Buyback Size for the Buyback, i.e. ₹ 4,650 crore (Rupees Four Thousand Six Hundred and Fifty crore only) ("Minimum Buyback Size"). Based on the Minimum Buyback Size and Maximum Buyback Price, the Company would purchase a minimum of 25,135,135 Equity Shares.

RESOLVED FURTHER THAT the Company shall implement the Buyback out of its free reserves, and the Buyback shall be undertaken through the open market route through the Indian stock exchanges, on such terms and conditions as the Board may deem fit.

RESOLVED FURTHER THAT the Company proposes to utilize at least 50% (Fifty percent) of the Maximum Buyback Size, i.e. ₹ 4,650 crore (Rupees Four Thousand Six Hundred and Fifty crore only) for the Buyback, representing 7.42% and 6.66% of the total paid-up equity share capital and free reserves of the Company as on September 30, 2022 (on a standalone basis and consolidated basis, respectively).

RESOLVED FURTHER THAT the Buyback would be subject to the requirement of maintaining the minimum public shareholding, as specified in Regulation 38 of the LODR Regulations.

RESOLVED FURTHER THAT in terms of Regulation 20 of the Buyback Regulations, an escrow account be opened with Kotak Mahindra Bank Limited ("Escrow Agent") ("Escrow Account") for the purpose of the Buyback and a deposit in cash of a sum equivalent to 2.5% (Two and a Half percent) of the total consideration payable for the Buyback shall be maintained at all points of time, in the Escrow Account until fulfilment of the Company's obligations under the Buyback Regulations.

RESOLVED FURTHER THAT the Company may create a bank guarantee in favour of the Manager to the Buyback in accordance with the Buyback Regulations, which together with the cash deposited in the Escrow Account shall make up the requisite escrow amount under the Buyback Regulations.

RESOLVED FURTHER THAT in the event of non-fulfilment of the obligations under the Buyback Regulations by the Company, the monies deposited in the Escrow Account to the extent of 2.5% (Two and a Half percent) of the Maximum Buyback Size may be forfeited as per the terms of Regulation 20 of the Buyback Regulations, and the amount forfeited shall be deposited in the Investor Protection and Education Fund of the Securities and Exchange Board of India.

RESOLVED FURTHER THAT the Buyback shall, in any case, close within 6 (six) months from the date of opening of the Buyback or such other period as may be permitted under the Act or Buyback Regulations. The Board, in its absolute discretion, may decide to close the Buyback at any time, provided that at least 50% (Fifty percent) of the Maximum Buyback Size is utilized for buying back the Equity Shares, by giving appropriate notice of such earlier date of closure of the Buyback and completing all formalities in this regard as per relevant laws and regulations.

RESOLVED FURTHER THAT the Buyback from the members who are residents outside India including foreign corporate bodies (including erstwhile overseas corporate bodies), foreign institutional investors/foreign portfolio investors, non-resident Indians, members of foreign nationality and ADS holders with underlying Equity Shares consequent to the withdrawal of such Equity Shares, if any, shall be subject to the Foreign Exchange Management Act, 1999 and rules and regulations framed thereunder, if any, Income Tax Act, 1961 and rules and regulations framed thereunder, the Depository Receipts Scheme, 2014, as applicable, and also subject to such approvals, if and to the extent necessary or required from concerned authorities including, but not limited to, approvals from the Reserve Bank of India ("RBI") under Foreign Exchange Management Act, 1999 and rules and regulations framed thereunder, if any.

RESOLVED FURTHER THAT nothing contained hereinabove shall confer any right on the part of any member to offer, or any obligation on the part of the Company or the Board to buyback any shares and/or impair any power of the Company or the Board to terminate any process in relation to such Buyback if so permissible by law.

RESOLVED FURTHER THAT the Board be and is hereby authorized to do all such acts, deeds, matters and things as it may, in its absolute discretion deem necessary, expedient or proper, for the implementation of the Buyback, including but not limited to appointment of merchant bankers, brokers, lawyers, depository participants, escrow agents, bankers, advisors, registrars, scrutinizers, consultants, representatives, intermediaries, agencies, printers, advertisement agency, compliance officer, as may be required, for the implementation of the Buyback, carrying out incidental documentation as also to make applications to the appropriate authorities for requisite approvals and to initiate all necessary actions for preparation and issue of various documents, opening of accounts including issuing public announcement, extinguishment of share certificates and 'Certificate of Extinguishment' required to be filed in connection with the Buyback on behalf of the Board and such other undertakings, agreements, papers, documents and correspondence as may be necessary for the implementation of the Buyback to the SEBI, RBI, Government of India, U.S. Securities and Exchange Commission ("SEC"), BSE Limited ("BSE") and National Stock Exchange of India Limited ("NSE") (collectively referred to as "Indian Stock Exchanges"), New York Stock Exchange ("NYSE"), Registrar of Companies, Depositories and/or other authorities.

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution and subject to applicable law, the Board be and is hereby authorized to accept and make any alteration(s), modification(s) to the terms and conditions, and delegate such powers, obligations and responsibilities as it may, and to whomsoever it may, deem necessary, concerning any aspect of the Buyback, in accordance with the applicable statutory requirements as well as to give such directions as may be necessary or desirable, to settle any questions, difficulties or doubts that may arise and generally, to do all acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient, usual or proper in relation to or in connection with or for matters consequential to the Buyback without seeking any further consent or approval of the members or otherwise to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution.

Registered office:
44, Infosys Avenue,
Electronics City, Hosur Road
Bengaluru 560 100
India
CIN: L85110KA1981PLC013115

By order of the
Board of Directors
for Infosys Limited

Sd/-

Bengaluru
October 28, 2022

A. G. S. Manikantha
Company Secretary

Notes:

1. The explanatory statement pursuant to Section 102 read with Section 110 of the Act stating all material facts and the reasons for the proposal is annexed herewith.
2. This Postal Ballot Notice is being sent to the members whose names appear on the register of members / list of beneficial owners as received from the National Securities Depository Limited ("NSDL") and Central Depository Services (India) Limited ("CDSL") and whose email addresses are registered with the Company / depository participant(s), as on October 28, 2022 ("Cut-off Date"). A person who is not a member as on the Cut-off Date should treat this Postal Ballot Notice for informational purposes only. Members who have registered their email IDs for receipt of documents in electronic form under the Green Initiative of the Ministry of Corporate Affairs are being sent this Postal Ballot Notice by e-mail to their email addresses registered with their Depository Participants / the Company's RTA. In compliance with Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the "LODR Regulations") and pursuant to the provisions of Sections 108 and 110 of the Act read with the rules framed thereunder and the MCA Circulars, the manner of voting on the proposed resolution is restricted only to e-voting i.e., by casting votes electronically instead of submitting postal ballot forms. Accordingly, physical copy of the Notice along with Postal Ballot Form and pre-paid business reply envelope are not being sent to the Members for this Postal Ballot. The communication of the assent or dissent of the Members would only take place through the remote e-voting system.
3. In connection with the dispatch of this Postal Ballot Notice to the ADS holders, the Depositary has established October 28, 2022 ("ADS postal ballot cut-off date") as the cut-off date for determining those registered ADS holders entitled to receive the postal ballot materials and provide it with voting instructions on the postal ballot resolution. It is anticipated that the Depositary will utilize this Postal Ballot Notice in creating its own voting instruction form for registered holders of American Depositary Receipts ("ADRs") evidencing ADSs. The mailing agents for participants within The Depository Trust Company should base the form sent to their clients on the form prepared by the Depositary when mailing to beneficial holders of ADSs.
4. Resolution passed by the Members through postal ballot is deemed to have been passed as if it has been passed at a General Meeting of the members.
5. The Scrutinizer will submit his report to the Chairman or any other person authorized by the Chairman after the completion of scrutiny of the e-voting, and the result of the voting by Postal Ballot will be announced not later than 48 hours from the conclusion of e-voting and will also be displayed on the Company website https://www.infosys.com/investors/shareholder-services/postal-ballot.html and on the website of NSDL https://www.nsdl.co.in, and communicated to the stock exchanges and RTA on the said date.
6. In accordance with the MCA Circulars, the Members are requested to take note of the following:

   Members holding shares of the Company in electronic form can verify/update their email address and mobile number with their respective DPs. Members can also temporarily update their email address and mobile number with RTA, by following the procedure given below:
   - Visit the link: https://ris.kfntech.com/clientservices/mobilereg/mobileemailreg.aspx
   - Select the company name: Infosys Limited
   - Enter DP ID & client ID (in case shares are held in electronic form)/physical folio no. (in case shares are held in physical form) and Permanent Account Number ("PAN")
   - In case of shares which are held in physical form, if PAN is not available in the records, please enter any one of the share certificate number in respect of the shares held by you.
   - Enter the email address and mobile number.

- System will check the authenticity of the DP ID & client ID/physical folio no. and PAN/ share certificate number, as the case may be and send the one time password ("OTP") to the said mobile number and email address for validation.
- Enter the OTP received by SMS and email to complete the validation process. (Please note that the OTP will be valid for 5 minutes only).
- In case the shares are held in physical form and PAN is not available, the system will prompt you to upload the self-attested copy of your PAN.
- System will confirm the email address for the limited purpose of serving this Postal Ballot Notice and the remote e-voting instructions along with the user ID and password.

Alternatively, Members may send an email request to einward.ris@kfintech.com along with the scanned copy of their request letter duly signed by the Member (first member if held jointly), providing the email address, mobile number, self-attested copy of PAN and client master copy in case shares are held in electronic form or copy of the share certificate in case shares are held in physical form, to enable RTA to temporarily register their email address and mobile number. However, Members holding shares in electronic form, will have to once again register their email address and mobile number with their DPs, to permanently update the said information.

In case of any queries, in this regard, Members are requested to write to einward.ris@kfintech.com or contact RTA at toll free number: 1800-309-4001

7. We urge Members to support our commitment to environmental protection by choosing to receive the Company's communication through email. Members holding shares in demat mode, who have not registered their email addresses are requested to register their email addresses with their respective DP, and Members holding shares in physical mode are requested to update their email addresses with the Company's RTA at einward.ris@kfintech.com. Members may follow the process detailed below for registration of email ID:

Type of Holder	Process to be followed	
Physical	For availing the following investor services, send a written request in the prescribed forms to the RTA of the Company, KFin Technologies Limited either by email to einward.ris@kfintech.com or by post to Selenium Tower B, Plot 31 & 32, Financial District, Nanakramguda, Serilingampally Mandal, Hyderabad – 500032.	
	Form for availing investor services to register PAN, email address, bank details and other KYC details or changes / update thereof for securities held in physical mode	Form ISR - 1
	Update of signature of securities holder	Form ISR - 2
	For nomination as provided in the Rules 19 (1) of Companies (Share capital and debenture) Rules, 2014	Form SH-13
	Declaration to opt out	Form ISR-3
	Cancellation of nomination by the holder(s) (along with ISR-3) / Change of Nominee	Form SH-14
	Form for requesting issue of Duplicate Certificate and other service requests for shares / debentures / bonds, etc., held in physical form	ISR 4
	The forms for updating the above details are available at https://www.infosys.com/investors/shareholder-services/investors-service.html	
Demat	Please contact your DP and register your email address and bank account details in your demat account, as per the process advised by your DP.	

8. SEBI has mandated the submission of PAN, KYC details and nomination by holders of physical securities by March 31, 2023 and linking PAN with Aadhaar by March 31, 2022 vide its circular dated November 3, 2021 and December 14, 2021. Shareholders are requested to submit their PAN, KYC and nomination details to the Company's registrars KFin Technologies Limited at einward.ris@kfintech.com.The forms for updating the same are available at https://www.infosys.com/investors/shareholder-services/investors-service.html

   Members holding shares in electronic form are therefore, requested to submit their PAN to their depository participant(s).

   In case a holder of physical securities fails to furnish these details or link their PAN with Aadhaar before the due date, RTA is obligated to freeze such folios. The securities in the frozen folios shall be eligible to receive payments (including dividend) and lodge grievances only after furnishing the complete documents. If the securities continue to remain frozen as on December 31, 2025, the RTA / the Company shall refer such securities to the administering authority under the Benami Transactions (Prohibitions) Act, 1988, and / or the Prevention of Money Laundering Act, 2002.

9. This Postal Ballot Notice is also placed on the website of the Company (https://www.infosys.com/investors/shareholder-services/postal-ballot.html) and on the website of NSDL at https://www.nsdl.co.in.

Explanatory statement pursuant to Sections 102(1) and 110 of the Companies Act, 2013

Item No. 1 – Approval for the Buyback of Equity Shares of the Company

The Board, at its meeting held on July 12, 2019, reviewed and approved the capital allocation policy of the Company ("Capital Allocation Policy") after taking into consideration the strategic and operational cash requirements of the Company in the medium term.

The Board decided to return approximately 85% of the free cash flow cumulatively over a five-year period through a combination of semi-annual dividends and / or share buyback and / or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under the International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). Dividend and buyback include applicable taxes.

In line with the above Capital Allocation Policy and with an objective of enhancing member returns, the Board, at its meeting held on October 13, 2022, has approved the proposal for recommending buyback of Equity Shares of Maximum Buyback Size for an aggregate amount of up to ₹ 9,300 crore (Rupees Nine Thousand Three Hundred crore only) as contained in the resolution in this Postal Ballot Notice. Since the Buyback is more than 10% of the total paid-up equity capital and free reserves of the Company, in terms of Section 68(2)(b) of the Act, it is necessary to obtain the consent of the members of the Company, to the Buyback, by way of a special resolution through general meeting or through postal ballot. Accordingly, the Company is seeking your consent for the buyback of Equity Shares as contained in the special resolution. Requisite details relating to the Buyback are given below.

1. Necessity for the Buyback

The Buyback is being undertaken by the Company after taking into account the strategic and operational cash needs in the medium term and for returning surplus funds to the members in an effective and efficient manner.

The Buyback is being undertaken for the following reasons:

(a) The Buyback will help the Company to return surplus cash to its members, in line with the Capital Allocation Policy;
(b) The Buyback is generally expected to improve return on equity through distribution of cash and improve earnings per share by reduction in the equity base in the long term, thereby leading to long term increase in members' value; and
(c) The Buyback gives an option to the members of the Company, either to sell their Equity Shares and receive cash or not to sell their Equity Shares and get a resultant increase in their percentage shareholding in the Company post the Buyback, without additional investment.

2. Maximum amount required under the Buyback and its percentage of the total paid up capital and free reserves

The maximum amount of funds required for the Buyback will aggregate up to ₹ 9,300/- crore (Rupees Nine Thousand Three Hundred crore only), being 14.84% and 13.31% of the aggregate of the total paid-up share capital and free reserves of the Company (on a standalone and consolidated basis, respectively), which is less than 15% of the aggregate of the total paid-up share capital and free reserves of the Company based on the latest audited financial statements of the Company as at September 30, 2022 (on a standalone and consolidated basis).

The Maximum Buyback Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as brokerage, filing fees, advisory fees, intermediaries' fees, public announcement publication expenses, printing and dispatch expenses, applicable taxes such as buyback tax, securities transaction tax, goods and services tax, stamp duty etc. and other incidental and related expenses.

The funds for the implementation of the proposed Buyback will be sourced out of the free reserves of the Company or such other source as may be permitted by the Buyback Regulations or the Act. Borrowed funds from banks and financial institutions, if any, will not be used for the Buyback.

3. Maximum Price at which the Equity Shares are proposed to be bought back and the basis of arriving at such price

The Equity Shares of the Company are proposed to be bought back at a price not exceeding ₹ 1,850/- (Rupees One Thousand Eight Hundred and Fifty only) per Equity Share ("Maximum Buyback Price"). The Maximum Buyback Price has been arrived at after considering various factors including, but not limited to, the trends in the volume weighted average market prices of the Equity Shares on BSE Limited ("BSE") and National Stock Exchange of India Limited ("NSE") (collectively referred to as "Indian Stock Exchanges") where the Equity Shares are listed, price earnings ratio, impact on other financial parameters and the possible impact of the Buyback on the earnings per Equity Share.

The Maximum Buyback Price represents:

(i) Premium of 25.70% and 25.55% to the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the three months period ending October 10, 2022, being the date of the intimation to the stock exchanges regarding the proposal of buyback being considered at Board Meeting.

(ii) Premium of 30.70% and 30.73% to the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the two weeks period ending October 10, 2022, being the date of the intimation to the stock exchanges regarding the proposal of buyback being considered at Board Meeting.

(iii) Premium of 26.48% over the closing price of the Equity Shares on BSE as well as NSE as on October 10, 2022, being the date of intimation to the stock exchanges regarding the proposal of buyback being considered at Board Meeting.

Members are advised that the Buyback of the Equity Shares will be carried out through the Indian Stock Exchanges by the Company, in its sole discretion, based on, amongst other things, the prevailing market prices of the Equity Shares, which may be below the Maximum Buyback Price of ₹ 1,850/- (Rupees One Thousand Eight Hundred and Fifty only) per share.

The quantum of daily purchases by the Company during the Buyback Period may vary from day to day. As permitted by the Buyback Regulations, the Buyback will be carried out over a maximum period of 6 (six) months, and the prevailing market price during the voting period for the members' resolution for the Buyback may not have a bearing on the outcome of the Buyback.

4. Maximum number of Equity Shares that the Company proposes to buy-back

The indicative maximum number of Equity Shares at the Maximum Buyback Price and the Maximum Buyback Size bought back would be 50,270,270 Equity Shares, comprising approximately 1.19% of the total paid-up equity share capital of the Company as of September 30, 2022 (on a standalone basis). If the Equity Shares are bought back at a price below the Maximum Buyback Price, the actual number of Equity Shares bought back could exceed the Maximum Buyback Shares, but, will always be subject to the Maximum Buyback Size.

The Company shall utilise at least 50% of the amount earmarked as the Maximum Buyback Size for the Buyback, i.e. ₹ 4,650 crore/- (Rupees Four Thousand Six Hundred and Fifty crore only) ("Minimum Buyback Size"). Based on the Minimum Buyback Size and Maximum Buyback Price, the Company would purchase a minimum of 25,135,135 Equity Shares.

5. Method to be adopted for Buyback as referred to in Regulation 4(iv)(b) and Regulation 16 of the Buyback Regulations

In terms of Regulation 40(1) of the LODR Regulations, as amended, requests for effecting transfer of securities shall not be processed unless the securities are held in dematerialized form with a depository. Accordingly, the Buyback is open to beneficial owners holding Equity Shares in dematerialized form ("Demat Shares"). The promoters, promoter group, and the persons in control of the Company shall not participate in the Buyback. Further, as required under the Buyback Regulations, the Company will not buyback Equity Shares which are locked in or non-transferable, until the pendency of such lock-in or until the time such Equity Shares become transferable, as applicable.

The Buyback will be implemented by the Company by way of open market purchases through the Indian Stock Exchanges, by the order matching mechanism except "all or none" order matching system, as provided under the Buyback Regulations.

In relation to the Buyback of Demat Shares, the execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the broker, appointed by the Company, in accordance with the requirements of the Indian Stock Exchanges and SEBI.

6. Compliance with Regulation 4 of the Buyback Regulations

In terms of the provisions of the Buyback Regulations, the offer for Buyback under open market route cannot be made for 15% or more of the total paid-up equity capital and free reserves of the Company, based on both standalone and consolidated financial statements of the Company.

As per the latest audited Balance Sheet of the Company as at September 30, 2022, the total paid-up equity capital and free reserves are as follows:

Particulars	Amount (₹ in crore) Standalone	Amount (₹ in crore) Consolidated
Total paid-up equity capital (A)	2,104	2,099
Free Reserves (B)	60,554	67,771
Total paid-up equity capital and free reserves (A) + (B)	62,658	69,870
(i) Maximum amount permissible for buyback under section 68 of the Companies Act, 2013, i.e. lower of 25% of the total paid up capital and free reserves of standalone and consolidated financial statements		15,665
(ii) Maximum amount permissible for buyback under the Regulation 4 (iv) of Buyback Regulations, i.e. lower of 15% of the total paid up capital and free reserves of standalone and consolidated financial statements		9,399
Maximum amount permissible for buyback – lower of (i) and (ii)		9,399

Based on the above, the Maximum Buyback Size, i.e. ₹ 9,300/- crore (Rupees Nine Thousand Three Hundred crore only), is less than 15% of the total paid-up capital and free reserves of the Company, based on both standalone and consolidated financial statements of the Company.

7. The aggregate shareholding of the Promoters and Promoter Group, the directors of the Promoter where Promoter is a Company and of directors and key managerial personnel of the Company as on the date of this Postal Ballot Notice

a. The aggregate shareholding of the Promoters and Promoter Group as on the date of this Postal Ballot Notice:

Sl. No.	Name	No. of Equity Shares Held	Shareholding Percentage (%)
	A. Promoters		
1.	Sudha Gopalakrishnan	95,357,000	2.27
2.	Rohan Murty	60,812,892	1.45
3.	S. Gopalakrishnan	41,853,808	0.99
4.	Nandan M. Nilekani	40,783,162	0.97
5.	Akshata Murty	38,957,096	0.93
6.	Asha Dinesh	38,579,304	0.92
7.	Sudha N. Murty	34,550,626	0.82
8.	Rohini Nilekani	34,335,092	0.82
9.	Dinesh Krishnaswamy	32,479,590	0.77
10.	Shreyas Shibulal	23,704,350	0.56
11.	N.R. Narayana Murthy	16,645,638	0.40
12.	Nihar Nilekani	12,677,752	0.30
13.	Janhavi Nilekani	8,589,721	0.20
14.	Deeskha Dinesh	7,646,684	0.18
15.	Divya Dinesh	7,646,684	0.18
16.	S.D. Shibulal	5,814,733	0.14
17.	Kumari Shibulal	5,248,965	0.12
18.	Meghana Gopalakrishnan	4,834,928	0.11
19.	Shruti Shibulal	2,737,538	0.07
Total (A)		513,255,563	12.20
	B. Promoter Group		
20.	Gaurav Manchanda	13,736,226	0.33
21.	Milan Shibulal Manchanda	6,967,934	0.17
22.	Nikita Shibulal Manchanda	6,967,934	0.17
23.	Bhairavi Madhusudhan Shibulal	6,679,240	0.16
24.	Tanush Nilekani Chandra	3,356,017	0.08
25.	Shray Chandra	719,424	0.02
Total (B)		38,426,775	0.91
Total (A+B)		551,682,338	13.11

b. The aggregate shareholding of the directors of the Promoter, as on the date of this Postal Ballot Notice, where the promoter is a Company: The Company does not have any corporate promoter.

c. The aggregate shareholding of the directors and key managerial personnel of the Company as on the date of this Postal Ballot Notice:

Sl. No.	Name	Designation	No. of Equity Shares Held	Shareholding Percentage (%)
		A. Directors		
1.	Nandan M. Nilekani	Non-Executive Chairman	40,783,162	0.97
2.	Salil Parekh	Chief Executive Officer and Managing Director	770,481	0.02
3.	Kiran Mazumdar-Shaw	Lead Independent Director	Nil	Nil
4.	D. Sundaram	Independent Director	Nil	Nil
5.	Michael Gibbs	Independent Director	Nil	Nil
6.	Uri Levine	Independent Director	Nil	Nil
7.	Bobby Parikh	Independent Director	6,887	0.00
8.	Chitra Nayak	Independent Director	Nil	Nil
Total (A)			41,560,530	0.99

SI. No.	Name	Designation	No. of Equity Shares Held	Shareholding Percentage (%)
		B. Key Managerial Personnel		
9	Nilanjan Roy	Chief Financial Officer	55,614	0.00
10.	A.G.S. Manikantha	Company Secretary	11,020	0.00
11	Inderpreet Sawhney	Group General Counsel and Chief Compliance Officer	Nil	Nil
12.	Mohit Joshi	President	Nil	Nil
13	Krishnamurthy Shankar	Group Head – Human Resources and Infosys Leadership Institute	79,369	0.00
Total (B)			146,003	0.00
Total (A+B)			41,706,533	0.99

d. The aggregate American Depositary Receipts ("ADRs") held by the directors and key managerial personnel of the Company as on the date of this Postal Ballot Notice

SI. No.	Name	Designation	Number of ADRs Held	Shareholding Percentage (%)
1.	Inderpreet Sawhney	General Counsel and Chief Compliance Officer	94,107	0.00
2.	Mohit Joshi	President	78,853	0.00
Total			172,960	0.00

Note: Each ADR represent one underlying equity share

e. The aggregate Restricted Stock Options ("RSU's") and Employee Stock Options ("Options") held by directors and key managerial personnel of the Company as on the date of this Postal Ballot Notice:

SI. No.	Name	Designation	Type of stock incentive	Unvested	Vested but not exercised
		A. Director			
1.	Salil Parekh	Chief Executive Officer and Managing Director	Equity RSUs	384,064	-
Total (A)				384,064	-
		B. Key managerial personnel			
2.	Nilanjan Roy	Chief Financial Officer	Equity RSUs	87,213	-
3.	A.G.S. Manikantha	Company Secretary	Equity RSUs	7,152	-
4.	Inderpreet Sawhney	Group General Counsel and Chief Compliance Officer	ADR RSUs	126,358	-
			ADR Options	-	55,566
5.	Mohit Joshi	President	ADR RSUs	338,137	-
			ADR Options	-	169,126
6.	Krishnamurthy Shankar	Group Head – Human Resources and Infosys Leadership Institute	Equity RSUs	74,399	-
			Equity Options	-	28,500
Total (B)				633,259	253,192
Total (A+B)				1,017,323	253,192

8. No Equity Shares of the Company have been purchased/sold by any Promoter / Promoter Group, directors and key managerial personnel of the Company during the period from the six months preceding the date of the Board Meeting at which the Buyback was proposed and from the date of the Board Meeting till the date of this Postal Ballot Notice, except for the following transactions:

SI. No.	Name	No. of Equity Shares	Nature of Transaction	Date of Transaction	Price (₹) per equity share
		A.Promoter and Promoter Group			
		Nil			
		B.Director			
1.	Salil Parekh	(32,000)	Sale	May 4, 2022	1,550.08
		96,150	Exercise of RSUs	May 4, 2022	5.00
		(41,354)	Sale	May 4, 2022	1,546.23
		73,962	Exercise of RSUs	May 13, 2022	5.00
2	Bobby Parikh	(1,651)	Sale	April 20, 2022	1,581.38

Sl. No.	Name	No. of Equity Shares	Nature of Transaction	Date of Transaction	Price (₹) per equity share
			C. Key managerial personnel		
3.	Nilanjan Roy	15,138	Exercise of RSUs	May 17, 2022	5.00
		(6,641)	Sale	May 17, 2022	1,516.69
		6,667	Exercise of RSUs	June 13, 2022	5.00
		4,000	Exercise of RSUs	July 24, 2022	5.00
4.	A.G.S. Manikantha	2,000	Exercise of RSUs	May 13, 2022	5.00
5.	Krishnamurthy Shankar	3,100	Exercise of RSUs	May 10, 2022	5.00
		3,100	Exercise of RSUs allotted pursuant to bonus issue	May 10, 2022	Nil
		10,392	Exercise of RSUs	June 13, 2022	5.00
		3,333	Exercise of RSUs	July 24, 2022	5.00
		(6,000)	Sale	September 13, 2022	1,550.03

No ADRs of the Company have been purchased / sold by directors and key managerial personnel of the Company during the six months preceding the date of the Board Meeting at which the Buyback was proposed and from the date of the Board Meeting till the date of this Postal Ballot Notice, except for the following transactions:

Sl. No.	Name	Number of ADRs	Nature of Transaction	Date of Transaction	Price (₹/$) per ADR
1	Inderpreet Sawhney	12,775	Exercise of ADR RSUs	May 13, 2022	₹ 5.00
		(3,925)	Sale	May 13, 2022	$19.35
2	Mohit Joshi	33,253	Exercise of ADR RSUs	May 13, 2022	₹ 5.00
		(20,000)	Sale	May 13, 2022	$19.35
		28,187	Exercise of ADR Options	September 14, 2022	$15.26
		28,187	Exercise of ADR Options allotted pursuant to bonus issue	September 14, 2022	Nil
		(56,374)	Sale	September 14, 2022	$18.21

Details of RSUs and Options exercised by directors and key managerial personnel of the Company during the six months preceding the date of the Board Meeting at which the Buyback was proposed and from the date of Board Meeting till the date of this Postal Ballot Notice:

Sl. No.	Name	Type	Number of RSUs/ Options	Date of exercise	Exercise Price per ADR / equity share
1	Salil Parekh	Exercise of RSUs	96,150	May 4, 2022	₹ 5.00
		Exercise of RSUs	73,962	May 13, 2022	₹ 5.00
2.	Nilanjan Roy	Exercise of RSUs	15,138	May 17, 2022	₹ 5.00
		Exercise of RSUs	6,667	June 13, 2022	₹ 5.00
		Exercise of RSUs	4,000	July 24, 2022	₹ 5.00
3.	A.G.S. Manikantha	Exercise of RSUs	2,000	May 13, 2022	₹ 5.00
4.	Krishnamurthy Shankar	Exercise of RSUs	3,100	May 10, 2022	₹ 5.00
		Exercise of RSUs allotted pursuant to bonus issue	3,100	May 10, 2022	Nil
		Exercise of RSUs	10,392	June 13, 2022	₹ 5.00
		Exercise of RSUs	3,333	July 24, 2022	₹ 5.00
5.	Inderpreet Sawhney	Exercise of ADR RSUs	12,775	May 13, 2022	₹ 5.00
6.	Mohit Joshi	Exercise of ADR RSUs	33,253	May 13, 2022	₹ 5.00
		Exercise of ADR Options	28,187	September 14, 2022	$ 15.26
		Exercise of ADR Options allotted pursuant to bonus issue	28,187	September 14, 2022	Nil

9. Intention of the Promoters, Promoter Group and persons in control of the Company to tender their Equity Shares in the Buyback

In terms of Regulation 16(ii) of the Buyback Regulations, the Buyback is not extended to the Promoters, promoters group and persons in control of the Company.

10. The Company confirms that there are no defaults subsisting in the repayment of deposits accepted either before or after the Companies Act, 2013, interest payment thereon, redemption of debentures or interest payment thereon or redemption of debentures or preference shares or payment of dividend due to any shareholder, or repayment of any term loans or interest payable thereon to any financial institution or banking companies.

11. The Board has confirmed that it has made a full enquiry into the affairs and prospects of the Company and has formed the opinion that:

a) Immediately following the date of the board meeting held on October 13, 2022 and the date of the members' resolution for approving the Buyback, there will be no grounds on which the Company can be found unable to pay its debts.

b) As regards the Company's prospects for the year immediately following the date of the board meeting held on October 13, 2022 as well as for the year immediately following the date of passing of the members' resolution approving the buyback and having regard to the Board's intentions with respect to the management of the Company's business during that year and to the amount and character of the financial resources, which will, in the Board's view, be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from the date of the board meeting approving the buyback and also from the date of passing of the members' resolution.

c) In forming its opinion aforesaid, the Board has taken into account the liabilities (including prospective and contingent liabilities) as if the Company were being wound up under the provisions of the Act and the Insolvency and Bankruptcy Code, 2016, as amended.

12. Report addressed to the Board by the Company's Auditors on the permissible capital payment and the opinion formed by directors regarding insolvency:

The text of the Report dated October 13, 2022 received from Deloitte Haskins & Sells LLP, the Statutory Auditors of the Company, addressed to the Board of Directors of the Company is reproduced below:

REF: IL/2022-23/32
AUDITOR'S REPORT

To,
The Board of Directors,
Infosys Limited
No. 44, Infosys Avenue,
Hosur Road, Electronics City,
Bengaluru,
Karnataka – 560100

Dear Sir/Madam,

Re: Statutory Auditor's Report in respect of proposed buyback of equity shares by Infosys Limited (the "Company") in terms of Clause (xi) of Schedule I of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended (the "Buyback Regulations")

1. This Report is issued in accordance with the terms of our engagement letter dated July 15, 2022.

2. The Board of Directors of the Company have approved a proposal for buyback of equity shares by the Company (subject to the approval of its shareholders) at its Meeting held on October 13, 2022 in pursuance of the provisions of Sections 68, 69 and 70 of the Companies Act, 2013, as amended (the "Act") and the Buyback Regulations.

3. We have been requested by the Management of the Company to provide a report on the accompanying "Statement of Permissible Capital Payment as at September 30, 2022" ("Annexure A") (hereinafter referred to as the "Statement"). This Statement has been prepared by the Management of the Company, which we have initialled for the purposes of identification only.

Management's Responsibility

4. The preparation of the Statement in accordance with Section 68(2)(c) of the Act, the proviso to Regulation 4(iv) of the Buyback Regulations and the compliance with the Buyback Regulations, is the responsibility of the management of the Company, including the computation of the amount of the permissible capital payment, the preparation and maintenance of all accounting and other relevant supporting records and documents. This responsibility includes the design, implementation

and maintenance of internal controls relevant to the preparation and presentation of the Statement and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Auditor's Responsibility

5. Pursuant to the requirements of the Buyback Regulations, it is our responsibility to provide a reasonable assurance that:
   i. we have inquired into the state of affairs of the Company in relation to the audited interim condensed standalone and consolidated financial statements as at and for the three months and six months ended September 30, 2022;
   ii. the amount of permissible capital payment as stated in Annexure A, has been properly determined considering the audited interim condensed standalone and consolidated financial statements as at September 30, 2022 in accordance with Section 68(2)(c) of the Act and the proviso to Regulation 4(iv) of the Buyback Regulations; and
   iii. the Board of Directors of the Company, in their Meeting held on October 13, 2022 have formed the opinion as specified in Clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company will not, having regard to its state of affairs, be rendered insolvent within a period of one year from the date of passing the board resolution dated October 13, 2022 as well as for a period of one year immediately following the date of passing of the shareholders' resolution with regard to the proposed buyback.
6. The interim condensed standalone and consolidated financial statements referred to in paragraph 5 above, have been audited by us, on which we have issued an unmodified audit opinion in our report dated October 13, 2022. We conducted our audit of the interim condensed standalone and consolidated financial statements in accordance with the Standards on Auditing specified under Section 143(10) of the Act and other applicable authoritative pronouncements issued by the Institute of Chartered Accountants of India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
7. We conducted our examination of the Statement in accordance with the Guidance Note on Audit Reports and Certificates for Special Purposes (Revised 2016), issued by the Institute of Chartered Accountants of India (the "Guidance Note") and Standards on Auditing specified under Section 143(10) of the Act, in so far as applicable for the purpose of this certificate. The Guidance Note requires that we comply with the ethical requirements of the Code of Ethics issued by the Institute of Chartered Accountants of India.
8. We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements.

Opinion

9. Based on inquiries conducted and our examination as above, we report that:
   i. We have inquired into the state of affairs of the Company in relation to its audited interim condensed standalone and consolidated financial statements as at and for the three months and six months ended September 30, 2022, which have been approved by the Board of Directors of the Company on October 13, 2022.
   ii. The amount of permissible capital payment towards the proposed buy back of equity shares as computed in the Statement attached herewith, as Annexure A, in our view has been properly determined in accordance with the provisions of Section 68 (2)(c) of the Act and the proviso to Regulation 4(iv) of the Buyback Regulations. The amounts of share capital and free reserves have been extracted from the audited interim condensed standalone and consolidated financial statements of the Company as at and for the three and six months ended September 30, 2022.
   iii. The Board of Directors of the Company, at their meeting held on October 13, 2022 have formed their opinion as specified in clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company having regard to its state of affairs, will not be rendered insolvent within a period of one year from the date of passing the Board Resolution dated October 13, 2022 as well as for a period of one year immediately following the date of passing of the shareholders' resolution with regard to the proposed buyback.

Restriction on Use

10. This report has been issued at the request of the Company solely for use of the Company (i) in connection with the proposed buyback of equity shares of the Company as mentioned in paragraph 2 above, (ii) to enable the Board of Directors of the Company to include in the explanatory statement to the notice for the special resolution, public announcement, and other documents pertaining to buyback to be sent to the shareholders of the Company or filed with (a) the Registrar of Companies, Securities and Exchange Board of India, stock exchanges, and any other regulatory authority as per applicable law and (b) the Central Depository Services (India) Limited, National Securities Depository Limited and (iii) can be shared with the Merchant Bankers in connection with the proposed buyback of equity shares of the Company for onward submission to

relevant authorities in pursuance to the provisions of Sections 68 and other applicable provisions of the Act and the Buyback Regulations, and may not be suitable for any other purpose. This report should not be used for any other purpose without our prior written consent. Accordingly, we do not accept or assume any liability or any duty of care for any other purpose or to any other person to whom this report is shown or into whose hands it may come without our prior consent in writing.

For Deloitte Haskins & Sells LLP
Chartered Accountants
(Firm Registration No. 117366W/W-100018)

Sd/-
Sanjiv V. Pilgaonkar
Partner
(Membership No.039826)
UDIN: 22039826AZPCJA2671

Place: Bengaluru
Date: October 13, 2022

Annexure A - Statement of Permissible Capital Payment

Computation of amount of permissible capital payment towards buyback of equity shares in accordance with Section 68(2) (c) of the Companies Act, 2013 ("the Act"), and Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018 (the "Buyback Regulations"), as amended, based on audited interim condensed standalone and consolidated financial statements as at and for the three months and six months ended September 30, 2022.

Particulars	Amount (Rs. in crore) Standalone	Amount (Rs. in crore) Consolidated
Paid up equity capital as at September 30, 2022 (A)	2,104	2,099
Free Reserves as at September 30, 2022:		
- Retained earnings*	60,203	66,338
- Securities Premium	341	371
- General reserve	10	1,062
Total Free Reserves (B)	60,554	67,771
Total paid up Equity capital and free reserves (A+B)	62,658	69,870
(i) Maximum amount permissible for buyback under Section 68 of the Act, i.e. lower of 25% of the total paid up capital and free reserves of standalone and consolidated financial statements		15,665
(ii) Maximum amount permissible for buyback under the proviso to Regulation 4(iv) of the Buyback Regulations, i.e. lower of 15% of the total paid up capital and free reserves of standalone and consolidated financial statements		9,399
Maximum amount permissible for buyback :- lower of (i) and (ii)		9,399

*includes re-measurement loss on defined benefit plan of Rs. 187 crores and Rs. 200 crores on a standalone and consolidated basis, respectively.

For and on behalf of Board of Directors of Infosys Limited

Sd/-
Nilanjan Roy
Chief Financial Officer
Date: October 13, 2022

13. Information about acceptance of Equity Shares in the Buyback to the shareholders of the Company

i. Pursuant to the circular no. 20210319-1 dated March 19, 2021 issued by BSE and circular ref. no. 10/2021 (download ref. no. NSE/ISC/48147) dated April 30, 2021 issued by NSE, the Indian Stock Exchanges are required to identify the counterparty to the trade executed by the Company under the Buyback using the unique client code provided to the Company on a daily basis. Post such identification, the Indian Stock Exchanges shall send SMS and email to such shareholders whose sell order gets matched with that of the Company on a daily basis informing them about their sell orders matched against buyback orders of the Company on the exchange trading platform together with the relevant details such as quantity and price of the Equity Shares that are bought back.

ii. Shareholders are requested to ensure (via their broker) that their correct and valid mobile numbers and email IDs are updated in the unique client code database of the Indian Stock Exchanges.

iii. For more information on the process of identification and circulation of the relevant information to the shareholders whose Equity Shares get accepted under the Buyback, please refer to BSE circular no. 20210319-1 dated March 19, 2021 and NSE circular ref. no. 10/2021 (download ref. no. NSE/ISC/48147) dated April 30, 2021.

iv. The Company will be discharging the tax on buyback of shares at the applicable rate in accordance with the provisions of the Income Tax Act read with the rules thereunder.

14. General obligations of the Company as per the provisions of the Buyback Regulations and the Act:

a) Subject to applicable law, the Company will not issue and allot any Equity Shares or other specified securities including by way of bonus, till the expiry of the Buyback Period;

b) Subject to applicable law, the Company will not raise further capital for a period of one year from the expiry of the Buyback Period except in discharge of its subsisting obligations;

c) The Company, as per the provisions of Section 68(8) of the Act, will not make any further issue of the same kind of shares or other securities including allotment of new shares under Section 62(1)(a) or other specified securities within a period of six months after the completion of the Buyback except by way of bonus shares or equity shares issued in order to discharge subsisting obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into Equity Shares;

d) The special resolution approving the Buyback will be valid for a maximum period of one year from the date of passing of the said special resolution (or such extended period as may be permitted under the Act or the Buyback Regulations or by the appropriate authorities). The exact time table for the Buyback shall be decided by the Board (or its duly constituted committee) within the above time limits;

e) The Equity Shares bought back by the Company will be compulsorily cancelled and will not be held for re-issuance;

f) The Company shall not withdraw the Buyback after the public announcement for the Buyback is made; and

g) The Company shall not buyback the locked-in Equity Shares and non-transferable Equity Shares till the pendency of the lock-in or until the Equity Shares become transferable.

All the material documents referred to in this Postal Ballot Notice and Explanatory Statement such as the Memorandum and Articles of Association of the Company, relevant Board resolution for the Buyback, the Auditors Report dated October 13, 2022 and the audited financial statements of the Company as on September 30, 2022 are available for electronic inspection without any fee by the members up to the last date of e-voting. Members seeking to inspect such documents can send an email to investors@infosys.com. The audited financial statements of the Company as on September 30, 2022, Postal Ballot Notice and Explanatory Statement, Memorandum and Articles of Association of the Company are also available on the Company's website at https://www.infosys.com/investors/.

No director, key managerial personnel or their relatives are interested in or concerned with the resolution, except to the extent of their shareholding. The Board recommends the resolution set forth in Item no. 1 for approval of the Members.

As per the provisions of Section 68(2)(b) of the Act, since the Buyback is more than 10% of the total paid-up equity capital and free reserves of the Company, it is necessary to obtain the consent of the members of the Company by way of a special resolution. Accordingly, the Board recommends passing of the Special Resolution as set out in this Postal Ballot Notice.

Registered office:
44, Infosys Avenue,
Electronics City, Hosur Road
Bengaluru 560 100
India
CIN: L85110KA1981PLC013115

Bengaluru
October 28, 2022

By order of the
Board of Directors
for Infosys Limited

Sd/-
A. G. S. Manikantha
Company Secretary

Remote e-voting:

(a) In compliance with Regulation 44 of the Listing Regulations and Section 108 of the Companies Act, 2013, read with Rule 20 and 22 of the Companies (Management and Administration) Rules, 2014, as amended and the relevant MCA Circulars, the Company is pleased to provide facility of remote e-voting to enable its Members to cast their votes electronically in respect of the Resolution as set out in this Postal Ballot Notice.

(b) The remote e-voting period commences from November 3, 2022 (9.00 a.m IST) and ends on December 2, 2022, (5.00 p.m hours IST). The remote e-voting will not be allowed beyond the aforesaid date and time and the remote e-voting module shall be forthwith disabled by NSDL upon expiry of the aforesaid period. Once the vote on the resolution in cast by the Member, he/she shall not be allowed to change it subsequently.

(c) The voting rights of the Members shall be in proportion of their shareholding to the total issued and paid up equity share capital of the Company as on the Cut-off Date i.e. October 28, 2022.

(d) Members holding shares either in physical form or dematerialized form, as on the Cut-off Date i.e. October 28, 2022, (including those Members who may not receive this Postal Ballot Notice due to non-registration of their email address with RTA or the DPs, as aforesaid) can cast their votes electronically, in respect of the Resolution as set out in this Postal Ballot Notice only through the remote e-voting.

The instructions for e-voting are as follows:

The way to vote electronically on NSDL e-Voting system consists of "Two Steps" which are mentioned below:

Step 1: Access to the NSDL e-voting system

Step 2: Cast your vote electronically on NSDL e-voting system.

Step 1: Access to the NSDL e-voting system

(A) Login method for e-voting and voting for individual shareholders holding securities in demat mode

In terms of the SEBI circular dated December 9, 2020 on the e-voting facility provided by listed companies and as part of increasing the efficiency of the voting process, the e-voting process has been enabled to all individual shareholders holding securities in demat mode to vote through their demat account maintained with depositories and depository participants. Shareholders are advised to update their mobile number and email ID in their demat accounts to access e-voting facility.

Login method for individual shareholders holding securities in demat mode is given below:

Type of Shareholders	Login method
Individual shareholders holding securities in demat mode with NSDL	**I.NSDL IDeAS Facility** If you are already registered for the NSDL IDeAS facility, 1. Please visit the e-Services website of NSDL. Open the web browser by typing the following URL: https://eservices.nsdl.com/ either on a personal computer or mobile phone. 2. Once the homepage of e-Services is launched, click on the "Beneficial Owner" icon under "Login", available under the "IDeAS" section. 3. A new screen will open. You will have to enter your user ID and password. After successful authentication, you will be able to see e-voting services. 4. Click on "Access to e-voting" under e-voting services and you will be able to see the e-voting page. 5. Click on options available against company name or e-voting service provider – NSDL and you will be redirected to the NSDL e-voting website for casting your vote during the remote e-voting period or voting during the meeting. **If the user is not registered for IDeAS e-Services,** 1. The option to register is available at https://eservices.nsdl.com. 2. Select "Register Online for IDeAS" or click on https://eservices.nsdl.com/SecureWeb/IdeasDirectReg.jsp 3. Upon successful registration, please follow steps given in points 1-5 above. **II. E-voting website of NSDL** 1. Visit the e-voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a personal computer or mobile phone. 2. Once the homepage of e-voting system is launched, click on the "Login" icon, available under the "Shareholder / Member" section. 3. A new screen will open. You will have to enter your User ID (i.e. your 16-digit demat account number held with NSDL), Password / OTP and a verification code as shown on the screen. 4. After successful authentication, you will be redirected to the NSDL Depository site wherein you can see the e-voting page. Click on options available against company name or e-voting service provider – NSDL and you will be redirected to the e-voting website of NSDL for casting your vote during the remote e-voting period. 5. Shareholders / Members can also download NSDL Mobile App 'NSDL Speede' facility by scanning the QR code mentioned below for seamless voting experience. **NSDL Mobile App is available on** App Store Google Play

Type of Shareholders	Login method
Individual shareholders holding securities in demat mode with CDSL	1. Users who have opted for CDSL Easi / Easiest facility, can login through their existing user id and password. Option will be made available to reach e-Voting page without any further authentication. The users to login Easi /Easiest are requested to visit CDSL website www.cdslindia.com and click on login icon & New System Myeasi Tab and then use your existing my easi username & password. 2. After successful login the Easi / Easiest user will be able to see the e-Voting option for eligible companies where the evoting is in progress as per the information provided by company. On clicking the evoting option, the user will be able to see e-Voting page of the e-Voting service provider for casting your vote during the remote e-Voting period or joining virtual meeting & voting during the meeting. Additionally, there is also links provided to access the system of all e-Voting Service Providers, so that the user can visit the e-Voting service providers' website directly. 3. If the user is not registered for Easi / Easiest, option to register is available at CDSL website www.cdslindia.com and click on login & New System Myeasi Tab and then click on registration option. 4. Alternatively, the user can directly access e-Voting page by providing Demat Account Number and PAN No. from a e-Voting link available on www.cdslindia.com home page. The system will authenticate the user by sending OTP on registered Mobile & Email as recorded in the Demat Account. After successful authentication, user will be able to see the e-Voting option where the evoting is in progress and also able to directly access the system of all e-Voting Service Providers.
Individual shareholders (holding securities in demat mode) logging in through their depository participants	1. You can also log in using the login credentials of your demat account through your depository participant registered with NSDL / CDSL for the e-voting facility. 2. Once logged in, you will be able to see the e-voting option. Once you click on the e-voting option, you will be redirected to the NSDL / CDSL depository site after successful authentication, wherein you can see the e-voting feature. 3. Click on the options available against company name or e-voting service provider-NSDL and you will be redirected to the e-voting website of NSDL for casting your vote during the remote e-voting period or voting during the meeting.

Important note: Members who are unable to retrieve User ID / Password are advised to use "Forgot User ID" and "Forgot Password" options available on the above-mentioned website.

Helpdesk for individual shareholders holding securities in demat mode for any technical issues related to login through depository i.e. NSDL and CDSL.

Login Type	Helpdesk Details
Individual shareholders holding securities in demat mode with NSDL	Members facing any technical issue in login can contact NSDL helpdesk by sending a request at evoting@nsdl.co.in or call the toll-free number: 1800 1020 990 or 1800 22 44 30
Individual shareholders holding securities in demat mode with CDSL	Members facing any technical issue in login can contact CDSL helpdesk by sending a request at helpdesk.evoting@cdslindia.com or contact at toll free number: 1800 22 55 33

(B) Login method for e-voting other than individual shareholders holding securities in demat mode and shareholders holding securities in physical mode

1. Visit the e-voting website of NSDL. Open the web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a personal computer or on a mobile phone.
2. Once the homepage of the e-voting system is launched, click on the icon 'Login', available under 'Shareholder / Member'.
3. A new screen will open. You will have to enter your User ID, Password / OTP and a verification code as shown on the screen.
4. Alternatively, if you are registered for NSDL e-services i.e. IDeAS, you can log in at https://eservices.nsdl.com/ with your existing IDeAS login. Once you log in to NSDL e-services using your login credentials, click on e-voting and you can proceed to Step 2 i.e. Cast your vote electronically on NSDL e-voting system.

5. Your User ID details are given below:

Manner of holding shares i.e. Demat (NSDL or CDSL) or Physical	Your User ID is:
(a) For Members who hold shares in demat account with NSDL	8-character DP ID followed by 8-digit Client ID For example, if your DP ID is IN300*** and Client ID is 12****** then your User ID is IN300***12******.
(b) For Members who hold shares in demat account with CDSL	16-digit Beneficiary ID For example, if your Beneficiary ID is 12************** then your User ID is 12**************
(c) For Members holding shares in physical form	EVEN Number followed by Folio Number registered with the Company For example, if your Folio Number is 001*** and EVEN is 119918, then your User ID is 119918001***

6. Password details for shareholders other than individual shareholders are given below:

(a) If you are already registered for e-voting, then you can use your existing password to log in and cast your vote.

(b) If you are using NSDL e-voting system for the first time, you will need to retrieve the 'initial password' which was communicated to you. Once you retrieve your 'initial password', you need to enter the 'initial password' for the system to prompt you to change your password.

(c) How to retrieve your 'initial password'?

If your email ID is registered in your demat account or with the Company, your 'initial password' is communicated to you on your email ID. Trace the email sent to you from NSDL from your mailbox. Open the email and open the attachment i.e. a .pdf file. Open the .pdf file. The password to open the .pdf file is your 8-digit Client ID for your NSDL account, or the last 8 digits of your Client ID for CDSL account, or Folio Number for shares held in physical form. The .pdf file contains your 'User ID' and your 'initial password'.

7. If you are unable to retrieve or have not received the 'Initial password' or have forgotten your password:

(a) Click on 'Forgot User Details / Password?' (If you hold shares in your demat account with NSDL or CDSL) option available on www.evoting.nsdl.com.

(b) Physical User Reset Password? (If you hold shares in physical mode) option available on www.evoting.nsdl.com.

(c) If you are still unable to get the password by the above two options, you can send a request to evoting@nsdl.co.in mentioning your demat account number / Folio Number, your PAN, your name and your registered address.

(d) Members can also use the OTP (One Time Password)-based login for casting their vote on the e-voting system of NSDL.

8. After entering your password, tick on "Agree with Terms and Conditions" by selecting on the check box.

9. Now, you will have to click on the 'Login' button.

10. After you click on the 'Login' button, the homepage of e-voting will open.

Step 2: Cast your vote electronically on NSDL e-voting system.

1. After successfully logging in following Step 1, you will be able to see the EVEN of all companies in which you hold shares and whose voting cycle is in active status.
2. Select the EVEN of Infosys Limited, which is 122786
3. Now you are ready for e-voting as the voting page opens.
4. Cast your vote by selecting the appropriate options i.e. assent or dissent, verify / modify the number of shares for which you wish to cast your vote and click on the 'Submit' and 'Confirm' buttons when prompted.
5. Upon confirmation, the message, 'Vote cast successfully', will be displayed.
6. You can also take a printout of the votes cast by you by clicking on the 'Print' option on the confirmation page.
7. Once you confirm your vote on the resolution, you will not be allowed to modify your vote.

Process for procuring user ID and password for e-voting for those shareholders whose email IDs are not registered with the depositories / Company

1. Shareholders may send a request to evoting@nsdl.co.in for procuring user ID and password for e-voting.
2. If shares are held in physical mode, please provide Folio Number, name of Member, scanned copy of the share certificate (front and back), PAN (self-attested scanned copy of PAN card), Aadhaar (self-attested scanned copy of Aadhaar Card)
3. In case shares are held in demat mode, please provide DP ID and Client ID (16-digit DP ID + Client ID or 16-digit beneficiary ID), name of Member, client master or copy of consolidated account statement, PAN (self-attested scanned copy of PAN card), Aadhaar (self attested scanned copy of Aadhaar Card).
4. If you are an individual shareholder holding securities in demat mode, you are requested to refer to the login method explained at Step 1 (A) i.e. Login method for e-voting and voting during the meeting for individual shareholders holding securities in demat mode.

General guidelines for e-voting

1. Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send a scanned copy (PDF / JPG format) of the relevant Board resolution / authorization letter etc. with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote, to the Scrutinizer by e-mail to evoting@infosys.com with a copy marked to evoting@nsdl.co.in. Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) can also upload their Board Resolution / Power of Attorney / Authority Letter etc. by clicking on "Upload Board Resolution / Authority Letter" displayed under "e-Voting" tab in their login.
2. It is strongly recommended that you do not share your password with any other person and take utmost care to keep your password confidential. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the "Forgot User Details / Password?" or "Physical User Reset Password?" option available on www.evoting.nsdl.com to reset the password.
3. In case of any queries, you may refer to the Frequently Asked Questions (FAQs) for shareholders and the e-voting user manual for shareholders available in the download section of www.evoting.nsdl.com or call the toll-free number: 1800 1020 990 /1800 224 430, or send a request to evoting@nsdl.co.in, or contact Amit Vishal, Assistant Vice President, or Pallavi Mhatre, Senior Manager, National Securities Depository Ltd., at the designated email ID: evoting@nsdl.co.in to get your grievances on e-voting addressed.

Information at a glance:

Particulars	Notes
Cut-off Date to determine those members who are eligible to vote on the resolution	October 28, 2022
Voting start time and date	9.00 a.m. IST, Thursday, November 3, 2022
Voting end time and date	5.00 p.m. IST, Friday, December 2, 2022
Date on which the resolution is deemed to be passed	Last date of voting i.e. December 2, 2022
Name, address and contact details of Registrar and Share Transfer Agent.	Contact name: Shobha Anand *Deputy Vice President* Kfin Technologies Limited Tower B, Plot 31-32, Gachibowli, Financial District, Nanakramguda, Hyderabad – 500 032 Contact details: shobha.anand@kfintech.com; einward.ris@kfintech.com Contact number – 1800-309-4001
Name, address and contact details of e-voting service provider	Contact name: Amit Vishal *Assistant Vice President* Pallavi Mhatre *Senior Manager* National Securities Depository Limited 4th Floor, A Wing, Trade World, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai – 400013, India Contact details: evoting@nsdl.co.in; Contact number- 1800 1020 990 / 1800 224 430
NSDL e-voting website address	https://www.evoting.nsdl.com/
Name and contact details for clarifications relating to the buyback process	Contact Person: A. G. S. Manikantha *Company Secretary* Infosys Limited, No. 44, Electronics City, Hosur Road, Bengaluru – 560100 Contact number: 080-41167775; Email:sharebuyback@infosys.com

Forward-looking Statements

The information herein includes certain "forward-looking statements." These forward-looking statements are based on the Management's beliefs as well as on a number of assumptions concerning future events made using information currently available to the Management. Readers are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside the Company's control. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'anticipate', 'believe', 'estimate', 'expect', 'intend', 'will', 'project', 'seek', 'should' and similar expressions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including, among other things, the expected benefits and costs of the Buyback, including the expected benefit to the Company's members; the anticipated timing of approvals relating to the Buyback; the processes and procedures to be undertaken to implement the Buyback; the expected timing of the completion of the Buyback; and the Company's future strategic and operational cash needs. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, the possibility that the Buyback is not approved or otherwise commenced or completed on the anticipated timetable or at all, and those discussed in the "Risk Factors" section in the Company's Annual Report on Form 20-F for the year ended March 31, 2022.

Green Initiative

Dear Member,

As responsible citizens of the world, we would like to do our bit to protect our environment and reduce our carbon footprint. We request you, our valued shareholder, to join us in our endeavor to save the planet by registering your email to receive all communications electronically.

In case you hold securities of the Company in demat mode, kindly furnish your email ID to your Depository Participant (i.e., with whom you had opened your demat account). If you hold securities in physical mode, kindly furnish your email ID to the Company's RTA, KFin Technologies Limited at their email ID : einward.ris@kfintech.com For more details you may contact : investors@infosys.com.

Transfer to Investor Education and Protection Fund

Members may note that the shares whose dividend is unclaimed / un-encashed for a period of seven consecutive years shall also be transferred to the Investor Education and Protection Fund (IEPF). No claim shall lie against the Company for the dividend or shares transferred to the IEPF. The members need to approach the IEPF authorities to claim the transferred dividend amount and shares as prescribed under the IEPF Rules. Members may write to einward.ris@kfintech.com to claim the dividend unclaimed for previous seven year(s).

Notes

Infosys®

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